CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 2, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF
U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS RECEIVES REPORT FROM BHP

FOR STEPHENS LAKE NICKEL PROPERTY

Cream Minerals Ltd. (TSX-V “CMA”) (“Cream”) is pleased to report receipt of the final assessment report filed by BHP Billiton Diamonds Inc. (“BHP Diamonds”) on the Stephens Lake Nickel Property, Manitoba owned jointly by Cream Minerals Ltd., Sultan Minerals Inc. and ValGold Resources Ltd.

A diamond drill program was initiated in the spring of 2005 to test the magnetic and electromagnetic anomaly targets generated by the 2003 magnetic and 2004 VTEM geophysical programs.  These anomalies are along a possible trend of the Thompson Nickel Belt, which is completely covered by Quaternary and Paleozoic sediments.

Thompson hosts Canada’s second largest Nickel Camp area owned by Inco and is one of the most important nickel producing regions in the world.  Inco has reserves of greater than 170 million tonnes of approximately 2.5% Nickel, currently worth over $100 billion.

In 2002, ValGold drill tested ten diamond targets over a small portion of the Stephens Lake Belt.  No kimberlite was encountered, but serpentinized pyroxinite was intersected in 3 of 10 holes.  The confirmation of ultramafic stratigraphy significantly upgrades the Stephens Lake Belt as a possible host for Thompson Nickel Belt stratigraphy.

BHP Billiton’s first involvement with this program was to fly an 8233 line kilometer airborne magnetic survey to help discern stratigraphy of interest along a possible extension of the Thompson Ni Belt. The magnetic survey identified key magnetic domain boundaries and defined several bodies of interest.  To investigate the conductivity of the targets identified in the aeromagnetic survey a 1260 line kilometer VTEM survey was flown over the prospective stratigraphic horizon in June 2004. The VTEM survey revealed that several of the discrete magnetic targets identified in the aeromagnetic survey had coincident bedrock EM conductors.  Nine coincident EM/Magnetic bedrock targets were identified and ultimately five were recommended for drill testing.

 In BHP Diamonds report under their Discussions and Recommendations, they reported that the Stephens Lake project terrain presents a number of technical challenges such as:

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The active magnetic domain hampers interpretation and internal stratigraphic correlation.

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Discrimination of EM conductivity between pyrrhotite and graphite.

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Thickness, 55m to 124m, of unconsolidated overburden, requiring vertical holes on mostly steeply dipping and narrow targets.

BHP Diamonds reported that all modeled EM conductors and magnetic anomalies could be explained.  No mineralization of economic interest was intersected in any of the holes, nor were any significant anomalous metal results obtained.  Given that the results of all five priority targets were negative, BHP Diamonds has withdrawn from the joint venture.

The highest nickel values were obtained from drill hole 05-Trout-01 which intersected a serpentinized ultramafic unit. A 70.0 cm massive sulphide (massive pyrrhotite) band was encountered at a hole depth of 288.6 metres. This sulphide intersection is important in that it indicates a degree of sulphur saturation, but is not believed to be the cause of the geophysical anomaly. Nickel values of 0.12% to 0.18% are common throughout the hole with maximum copper values ranging from trace to 680.0ppm, and PGE values ranging from 5.0 to 66.0ppb platinum, and trace to 26.0ppb palladium. The conductive target investigated by the hole is believed to remain untested off hole or at depth. Unfortunately due to inclement weather conditions the hole had to be abandoned before cutting the base of the ultramafic.

The BHP Diamonds report states that another attempt is warranted to test the Trout 01 target with a more effective hole.  The objective would be to drill at an angle of -70º south to better intersect the north dipping conductor and probable steeply dipping ultramafic to penetrate the bottom contact with the country rock, and to do down-hole EM probing.

Cream Minerals, Sultan Minerals and ValGold Resources propose to discuss this with their geophysical consultants to determine their next course of action.

For more information about Cream and its mineral property interests, please see Cream’s website  at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.